SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

MER TELEMANAGEMENT SOLUTIONS LTD.
 (Name of Registrant)

15 Hatidhar Street, Ra'anana 43665, Israel
  (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

MTS Announces Half Year 2019 Financial Results

Ra’anana, Israel / Powder Springs, Georgia, USA - September 12, 2018 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and call accounting, today released its financial results for the six months ended June 30, 2019.

The Company recorded revenues of $2.6 million for the six months ended June 30, 2019, compared with $2.9 million for the six months ended June 30, 2018. The Company incurred a net loss of $220,000, or $0.04 per diluted share, for the six months ended June 30, 2019 compared with a net loss of $1 million, or $0.34 per diluted share, for the comparable period in 2018.

Commenting on the results, Mr. Roy Hess, Chief Executive Officer of MTS, said, “Our results in 2019 reflect our efforts to improve our operating margins in light of the business pressures that we face. The telecommunications side of our business continues to be stable as we have maintained a high level of customer satisfaction.

We recently entered the field of Omnichannel Contact Center Software. In June 2019, we introduced Omnis - Contact Center Software with “Out-Of-The-Box” multi-channel capabilities and open channel architecture. This product enables users to connect whenever and however they choose through voice, emails, chat, social media and more. Managing real-time, multi-channel interaction is simple with the Omnis Unified Interface, allowing employees to handle different interactions under one Omnichannel Desktop with real-time visibility into customer information, customer journey and previous interactions. We expect to see first revenues from this new product during the second half of 2019 and consider Omnis - Contact Center Software as our main growth engine. In addition, we continue to explore opportunities for a potential business combination".

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and call accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements,  customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

Contact:

Ofira Bar, CFO
Tel: +972-9-7777-540

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,563	$1,150
Restricted cash	1,008	1,380
Trade receivables, net	640	604
Other accounts receivable and prepaid expenses	243	101
Assets of discontinued operations	111	187

Total current assets	3,565	3,422

SEVERANCE PAY FUND	602	541

PROPERTY AND EQUIPMENT, NET	58	60

OTHER ASSETS:
Other intangible assets, net	11	21
Goodwill	3,479	3,479

Total other assets	3,490	3,500

Total assets	$7,715	$7,523

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2019	2018
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$167	$164
Deferred revenues	1,092	1,053
Accrued expenses and other liabilities	2,122	2,394
Liabilities of discontinued operations	550	606

Total current liabilities	3,931	4,217

LONG-TERM LIABILITIES
Accrued severance pay	782	722
Deferred tax liability	181	181

Total long-term liabilities	963	903

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary Shares	27	27
Preferred Shares	15	10
Additional paid-in capital	30,440	29,807
Treasury shares	(29)	(29)
Accumulated deficit	(27,632)	(27,412)

Total shareholders' equity	2,821	2,403

Total liabilities and shareholders' equity	$7,715	$7,523

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2019	2018
	Unaudited
Revenues:
Services	$2,179	$2,341
Product sales	421	535

Total revenues	2,600	2,876

Cost of revenues:
Services	785	935
Product sales	196	213

Total cost of revenues	981	1,148

Gross profit	1,619	1,728

Operating expenses:
Research and development	268	505
Selling and marketing	553	857
General and administrative	978	1,224

Total operating expenses	1,799	2,586

Operating loss	(180)	(858)

Financial income (expense), net	(25)	8

Loss before taxes on income	(205)	(850)
Taxes on income (tax benefit)	1	(5)

Loss from continuing operations	(206)	(845)

Loss from discontinued operations	(14)	(204)

Net loss	$(220)	$(1,049)

Net loss per share:
Basic and diluted net loss per share from continuing operations	$(0.04)	$(0.27)
Basic and diluted net loss per share from discontinued operations	(0.00)	(0.07)

Basic and diluted net loss per share	$(0.04)	$(0.34)

Weighted average number of shares used in computing basic and diluted net loss per share	4,698,440	3,120,833

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

	By:	/s/ Roy Hess
Roy Hess
Chief Executive Officer

Date: September 12, 2019